OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Mangano, Ross J. (Last) (First) (Middle)		Mego Financial Corp. (LESR)

	112 West Jefferson Boulevard Suite 613 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			09/2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	South Bend, Indiana 46601 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock													8,750		D

	Common Stock													325,000		I		(1)

	Common Stock													91,250		I		(2)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Convertible Note

	Convertible Note

	Convertible Note

	Convertible Note

	Warrant

	Warrant

	Stock Purchase Warrant		$2.50/share		9/27/02				J (4)			1

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(3)			Common Stock	22,000		$40,000		4		D

	Immed.			Common Stock	100,000		$400,000		4		I		(1)

	Immed.			Common Stock	75,000		$300,000		4		I		(1)

	Immed.			Common Stock	253,000		$460,000		4		I		(2)

	Immed.			Common Stock	100,000		(4)		3		I		(1)

	Immed.			Common Stock	75,000		(5)		3		I		(1)

	Immed.	9/27/07		Common Stock	200,000		(6)		3		I		(1)

Explanation of Responses:

(1) Shares of Common Stock, the Convertible Promissory Notes and the Stock Purchase Warrant to which this notation applies are owned by Troon & Co., an Indiana general partnership, of which Mr. Mangano is a partner. Mr. Mangano disclaims beneficial ownership of these shares, notes and warrant except to the extent he may be deemed to have a pecuniary interest therein.

(2) Shares of Common Stock and Convertible Promissory Note owned by Oliver Illinois Trust, of which Mr. Mangano is trustee. Mr. Mangano disclaims beneficial ownership of these shares and the note except to the extent he may be deemed to have a pecuniary interest therein.

(3) The Convertible Promissory Note is convertible upon the completion of a merger or acquisition described in the note, which is incorporated herein by reference to Exhibit 99.5 to the Schedule 13D filed with the Securities and Exchange Commission by Mr. Mangano on December 21, 2001.

(4) This Warrant was issued as partial consideration for a $100,000 loan that Troon & Co. advanced to the Issuer.

(5) This Warrant was issued as partial consideration for a $75,000 loan that Troon & Co. advanced to the Issuer.

(6) Stock Purchase Warrant was issued as partial consideration for a $750,000 loan that Troon & Co. advanced to the Issuer.

/s/ Ross J. Mangano	10/2/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.